

April 5, 2023

Thomas T. Vo
Chief Executive Officer
Nutex Health Inc.
6030 S. Rice Ave., Suite C
Houston, TX 77081

> **Re: Nutex Health, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 28, 2023**
> **File No. 333-270886**

Dear Thomas T. Vo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Gislar Donnenberg